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                             October 21, 2021

       Michael Rolnick
       Chief Executive Officer
       Chain Bridge I
       100 El Camino Real, Ground Suite
       Burlingame, California 94010

                                                        Re: Chain Bridge I
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed October 1,
2021
                                                            File No. 333-254502

       Dear Mr. Rolnick:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1 Filed October 1,
2021

       Exhibits

   1. With respect to Exhibit 5.2, please delete as inappropriate the assumptions contained in
                                                        Section 12 of Schedule
2, or tell us why you believe it complies with Section II.B.3.a.
                                                        of Staff Legal Bulletin
19 (2011).
       General

   2. We note that you have revised your disclosure to remove the redemption limitation from your organizational
documents and related disclosure in the prospectus. Please tell us why you believe you do
not need to retain this redemption limitation in order to, at a minimum, maintain your
exemption from compliance with Rule 419. In this regard, you disclose that investors
in this offering will not be entitled to the protections normally
 Michael Rolnick
Chain Bridge I
October 21, 2021
Page 2
      afforded to investors in Rule 419 blank check offerings. However, removal of this redemption limitation seems to heighten the risk that your offering must comply with Rule
      419, particularly considering you state that your securities may not be or may not continue to be listed on Nasdaq, which might cause your securities to be "penny stock," pursuant to
      Exchange Act Rule 3a51-1. Please advise.
       Please contact Nicholas Lamparski at 202-551-4695 or Mara L. Ransom at 202-551-3264
with any questions.



                                                           Sincerely,
FirstName LastNameMichael Rolnick
                                                           Division of
Corporation Finance
Comapany NameChain Bridge I
                                                           Office of Trade &
Services
October 21, 2021 Page 2
cc:       Jocelyn Arel
FirstName LastName